MAIL STOP 3561

      March 6, 2006

Rudy Wilson, Chief Executive Officer
Asia Automotive Acquisition Corporation
401 South Old Woodward, Ste. 450
Birmingham, MI 48009

      Re:	Asia Automotive Acquisition Corporation
   Amendment No. 3 to Registration Statement on
   Form S-1
   Filed February 21, 2006
   File No. 333-127755

Dear Mr. Wilson,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General

1. We note your response to comment two of our letter dated
January
27, 2006. Please revise to disclose your response in the prospectus, as it is material to an investor`s understanding of the possibilities of potential business combination arrangements. In addition, revise to explain the type of circumstances that would lead to a downward adjustment in the maximum amount of shares that may be redeemed.
Lastly, add a risk factor.

Prospectus Summary, page 1

2. We reissue prior comment six of our letter dated January 27, 2006.
The disclosure on page four continues to state that your existing stockholders will have redemption rights with respect to shares purchased by them in the offering or aftermarket. Please remove this disclosure since it contradicts the disclosure that they will vote all shares regardless of when acquired in accordance with the vote by the majority of the public shareholders.

3. We note the additional language here and later in the document that you "do not intend to request any further extensions beyond the aforementioned 18 and 24 months periods." (Emphasis ours.) The noted disclosure implies that an extension is possible. It is not clear to us how such extension would be achieved. Your Certificate of Incorporation states that "[t]he following provisions (A) through
(E) shall apply during the period commencing upon the filing of this
Certificate of Incorporation and terminating upon the consummation of any `Business Combination,` and may not be amended prior to the consummation of any Business Combination." (Emphasis ours.) Included as item (C) is affirmative disclosure that you would have to dissolve and liquidate within 60 days of the "termination date" which is 24 months after your initial public offering is consummated. Please advise if you are able to amend and modify the business combination procedures outlined in (A) through (E), and if your response is in the affirmative, please provide the basis for such assertion. Additionally, please disclose whether the company views the business combination procedures as stated in the Certificate of
Incorporation and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed.

Risk Factors, page 7

4. We reissue prior comment seven of our letter dated January 27, 2006. Please revise risk factor four to include the number of similarly structured blank check companies that are currently in the registration process.

5. We note your response to comment 10 of our letter dated January 27, 2006. You have substantiated your belief that $780,000 will be enough to cover the cost of a business combination by analyzing "three blank check companies" in China and management`s experience in
"selecting partners." First, please revise to clarify if the three companies are in your industry and acquired a company of a size comparable to your future trust proceeds. Second, please revise to explain how "selecting partners" is similar to searching for and effecting a business combination having done no research with a pool of money in a finite period of time.

6. We note your response to comment 11 of our letter dated January 27, 2006. We continue to note the removal of the risk factor discussing the limits upon non-institutional investors participating in this offering due to state limitations. The disclosure of the states you offer the units in based on state registration or state exemption is material to investors who may purchase your units in this offering. These securities being offered in the registration statement are not a covered security. While Section 18(b)(4)(A) of the Securities Act does define securities resold under Section 4(1)
as covered securities, this offering is a primary registration statement, not an resale pursuant to an exemption. Furthermore, there are those states that will require a notice filing. Investors in those states should be apprised of that requirement. Please revise to include the omitted disclosure both in this section and in the underwriting section or provide an analysis explaining why such disclosure is not material.

Dilution, page 23

7. We note that your disclosure of the net tangible book value before the offering in the table at the bottom of page 24 appears to be incorrect. It appears that the amount should be $(245,626) rather than $245,626. Please revise your disclosure accordingly.

Management`s Discussion and Analysis, page 26

8. We note the additional disclosure of your belief that you will engage in a business combination with a company that has "a strong balance sheet." Considering the absence of effort to date to search for a target company, please remove the noted disclosure. Also, please explain your use of the term "strong balance sheet." Is that a condition in your search? Are you able to combine with underperforming companies? What about companies that have incurred losses in recent periods?

9. We note your response to comment 12 of our letter dated January 27, 2006. Please revise to explain if your disclosure implies that companies of similar size have identical cash requirements. If so, such implication should be substantiated in making your assertion that the trust proceeds will be enough to meet the needs of an operating company you have yet to identify.

Proposed Business, page 28

10. Please provide a complete citation to the source of the information for each bulleted point. For example, please provide a citation that would allow investors to find this information, such as the name of the article and date of publication or a website address.
Also, we note the references to Internal Assessment. If this is the internal assessment of management, please provide the basis for the internal assessment. We may have further comment.

11. We note your response to comment 14 of our letter dated
January
27, 2006. Please revise the disclosure that "Asia Development Capital will systematically analyze all vehicle subsystems which comprise an automotive vehicle to determine which target clients to pursue" into plain English so that ordinary reasonable investors are able to understand.

12. In conjunction with your response to comment 14 of our letter dated January 27, 2006, we note that Asia Development Capital will search "target clients" and may introduce such clients as part of its consulting activities. This disclosure conflicts with the last sentence on page 42 since management is affiliated with Asia Development Capital. Please revise to reconcile your disclosure. Additionally, it would appear that Asia Development Capital would be receiving compensation from their services if they are introducing clients, unless their clients do not compensate them. Please revise to disclose the substance and not the form of this arrangement.

Principal Stockholders, page 43

13. We note your response to comment 17 of our letter dated
January
27, 2006. The disclosure in this section should disclose beneficial ownership as of the date of this document. As such, it is not clear why the shares held by Asia Development Capital are not allocated to the control persons. Please advise or revise accordingly.

14. We note the three companies controlled by Mr. Packer. Please include Mr. Packer in the beneficial ownership table since he beneficially owns more than 5% of the common stock outstanding.

15. Please revise the last line of the table to disclose the amount held by officers and directors as a group. This should not include principal stockholders unless they are affiliated with the officers and directors. If they are affiliated, the nature of affiliation should be disclosed in a footnote. We may have further comment.

16. We note the disclosure at the top of page 45 that the warrant purchases will be made through a registered broker-dealer that is not affiliated wit the company or part of the underwriting or selling group. Clarify, if true, that this means Rodman & Renshaw will not be the brokers in the warrant purchase transactions. Also, clarify, if true, that there will be no side or other agreements that would allow Rodman & Renshaw to have any influence over the offering.

17. We note the additional disclosure regarding the additional parties that will be participating in the warrant purchases in the market and that designees are able to fulfill the warrant purchase requirements. Please revise to explain how the confidence of "designees" would be relevant to investors in this offering.


Certain Transactions, page 45

18. Please revise to disclosure the various Globis entities` relationship with your other existing shareholders. Also, revise to document to discuss when the shares were transferred to the named entities and the reason for transferring the shares to those entities and their role in your business. Clarify whether these individuals purchased the shares or were gifted the shares.

Exhibit 4.4, Form of Unit Purchase Option

19. We note your response to prior comment 20. It appears that the exercise price of the UPO is incorrectly stated in Section 1 of the filed agreement as $6.65 rather than $10.00. Please file a revised
Form of Unit Purchase Option agreement that includes all of the material terms of the proposed UPO.







Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Paul Kavanaugh
	Fax #  248-645-2690

Rudy Wilson, Chief Executive Officer
Asia Automotive Acquisition Corporation
March 6, 2006
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